Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Year ended December 31,
In millions of dollars, except for ratios	2009(1)(2)(3)(4)	2008(1)(2)(3)	2007(1)(2)(3)	2006(2)(3)(4)(5)	2005(2)(3)(4)(5)
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$17,530	$33,027	$48,387	$34,743	$22,298
Interest factor in rent expense	522	734	623	556	502
Total fixed charges	$18,052	$33,761	$49,010	$35,299	$22,800

Income
Income from continuing operations before taxes, minority interest
and cumulative effect of accounting changes	$(7,799)	$(52,355)	$646	$28,489	$28,557
Fixed charges (excluding preferred stock dividends)	18,052	33,761	49,010	35,299	22,800
Total income	$10,253	$(18,594)	$49,656	$63,788	$51,357

Ratio of income to fixed charges excluding interest on deposits	NM	NM	1.01	1.81	2.25

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$27,721	$52,750	$75,958	$55,683	$35,631
Interest factor in rent expense	522	734	623	556	502
Total fixed charges	$28,243	$53,484	$76,581	$56,239	$36,133

Income
Income from continuing operations before taxes, minority interest
and cumulative effect of accounting changes	$(7,799)	$(52,355)	$646	$28,489	$28,557
Fixed charges (excluding preferred stock dividends)	28,243	53,484	76,581	56,239	36,133
Total income	$20,444	$1,129	$77,227	$84,728	$64,690

Ratio of income to fixed charges including interest on deposits	NM	NM	1.01	1.51	1.79

(1)
On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation (hereafter SMBC). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(3)
On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup’s CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(4)
On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(5)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.